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12011738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12123

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Allen & Company LLC**
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Fifth Avenue
(No. and street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim M. Wieland **212-832-8000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Kim M. Wieland, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Allen & Company LLC (the "Company"), a wholly-owned subsidiary of Allen Operations LLC, as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 27 day of February 2012

TERENCE C. McCARTHY
NOTARY PUBLIC, State of New York
No. 01MC4767198
Qualified in New York County
Commission Expires Sept. 30, 2014

ALLEN & COMPANY LLC
(A Wholly-Owned Subsidiary of Allen Operations LLC)

(S.E.C. I.D. No. 8-12123)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011,
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) of the
Securities Exchange Act of 1934
as a **PUBLIC** Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Allen & Company LLC and subsidiary:

We have audited the accompanying consolidated statement of financial condition of Allen & Company LLC and subsidiary (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Allen & Company LLC and subsidiary at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2012

ALLEN & COMPANY LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011
(In thousands)

ASSETS	
CASH	$ 4,006
INVESTMENTS — AT FAIR VALUE	185,873
ACCOUNTS RECEIVABLE	26,362
RECEIVABLES FROM CLEARING ORGANIZATIONS	5,211
RECEIVABLE FROM BROKER	978
FIXED ASSETS — Net of accumulated depreciation of $3,639	2,105
RECEIVABLES FROM AFFILIATES	981
OTHER ASSETS	5,545
TOTAL ASSETS	$ 231,061
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Commissions payable	15,299
Post-retirement benefits payable	30,441
Payables to affiliates	5,635
Other liabilities	4,617
Total liabilities	55,992
MEMBER'S EQUITY	188,289
ACCUMULATED OTHER COMPREHENSIVE LOSS	(13,638)
Total member's equity attributable to Allen & Company LLC	174,651
NON-CONTROLLING INTERESTS	418
Total member's equity	175,069
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 231,061

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation — Allen & Company LLC (the "Company"), a wholly-owned subsidiary of Allen Operations LLC ("Member") was founded and commenced operations on September 1, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. As of October 20, 2011, the Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934. Services provided by the Company include investment banking, trading, and securities brokerage activities. The Company uses Pershing LLC for its clearing operations.

On June 30, 2008, Allen & Company Advisors Limited ("ACAL"), a wholly-owned subsidiary of the Company was incorporated as a private limited company in England and Wales to facilitate the Company's investment banking business outside of the United States. All intercompany accounts and transactions have been eliminated in consolidation. On March 1, 2011, substantially all of the net assets of ACAL were contributed to a majority-owned subsidiary of ACAL, Allen & Company Advisors LLP ("AALLP"). AALLP was formed as a Limited Liability Partnership in England and Wales to succeed ACAL as the entity facilitating the Company's investment banking business outside the United States.

Use of Estimates in the Preparation of Consolidated Statement of Financial Condition — The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition, particularly in the valuation of not readily marketable securities and post-retirement benefits. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in these consolidated financial statements.

Securities Transactions — Transactions in securities are recorded on a trade-date basis. Marketable securities are recorded at market value, and not readily marketable securities are recorded at fair value as determined by management.

Receivables From Clearing Organizations — These receivables represent funds on deposit with clearing organizations.

Commissions Payable — Commissions payable represents compensation due to revenue producing employees.

Fixed Assets — Fixed assets consist primarily of leasehold improvements recorded at cost, less accumulated depreciation. Fixed assets are depreciated over useful lives of five to seven years and leasehold improvements are amortized over the life of the lease or useful life whichever is shorter.

Non-Controlling Interest — ACAL holds a controlling interest in AALLP. The minority owners of AALLP have a non-controlling interest in AALLP, which is classified in permanent equity.

Accounts Receivable — Accounts receivable consists of investment banking and underwriting fees earned by the Company.

Receivable From Broker — Receivable from broker represents cash held at a reputable brokerage firm.

New Accounting Pronouncements — In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures*, which amends ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 was effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which was effective for fiscal years beginning after December 15, 2010. The Company adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which was adopted in 2011. The adoption in 2011 did not materially affect the Company's financial statement. This guidance is effective for the Company starting January 1, 2012.

On May 12, 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework — that is, converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. Thus, there are few differences between ASU 2011-04 and its international counterpart, IFRS 13. While ASU 2011-04 is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820's existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in ASC 820 is applied. The Company has not completed the process of evaluating the impact that will result from adopting this new guidance. This guidance is effective for the Company starting January 1, 2012.

On December 16, 2011, the FASB issued ASU No. 2011-11, *New Balance Sheet Offsetting Disclosure Requirements*, which contains new disclosure requirements regarding the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRSs. Generally, it is more difficult to qualify for offsetting under IFRSs than it is under U.S. GAAP because under U.S. GAAP certain derivative and repurchase agreement arrangements are granted exceptions from the general offsetting model. As a result, entities with significant financial instrument and derivative portfolios that report under IFRSs typically present positions on their balance sheets that are significantly larger than those of entities with similarly sized portfolios whose financial statements are prepared in accordance with U.S. GAAP. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The Company has not completed the process of evaluating the impact that will result from adopting this new guidance. This guidance is effective for the Company starting January 1, 2013.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820 provides a framework for measuring fair value. The standard requires the Company to provide expanded information about the assets and liabilities measured at fair value and the potential effect of these fair valuations on the Company's financial performance. The ASC 820 does not expand the use of fair value in any new circumstances, but provides clarification on acceptable fair valuation methods and applications.

ASC 820 also provides general clarification guidance on determining fair value when markets are inactive and expands the disclosure requirements to include major categories of equity and debt investments within each of the three levels of fair value hierarchy described below.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which

transactions for the assets or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 — Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term in the financial instrument;

Level 3 — Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement. Such inputs reflect assumptions that the reporting entity believes would be used in valuing the asset or liability but that are unobservable.

As required by ASC 820, the level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company reviews its fair value hierarchy periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the end of the reporting period.

The following tables present the Company's financial instruments that are carried at fair value as of December 31, 2011.

Note 2

	Assets at Fair Value			
Type of Instrument	**Level 1**	**Level 2**	**Level 3**	**Total**
Investments:				
Money Market Funds	$ 94,000	$ -	$ -	$ 94,000
Equities (1)	38,764	6,970	21,986	67,720
Debt Securities (2)	-	-	595	595
Warrants (3)	-	4,344	1,584	5,928
Limited Partnership Investments (4)	-	4,530	4,784	9,314
Limited Liability Companies (4)	-	-	8,316	8,316
Total investments	$ 132,764	$ 15,844	$ 37,265	$ 185,873
Collateral:				
Money Market Funds	$ 1,922	$ -	$ -	$ 1,922

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; securities traded on over the counter markets and listed securities for which no sale was reported on the last business day are valued at the last reported bid price. Short-term investments are carried at amortized cost, which approximates fair value.

(1) Equity securities with various restrictions, for which there is a like security that is traded on a national securities exchange, are valued based upon that like security and are classified within Level 2 of the fair value hierarchy. Non exchange traded equity securities are measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. Accordingly, these financial assets are reported as Level 3.

(2) Debt securities which are not traded in active markets are valued using the prescribed market and income approaches as described in ASC 820. Accordingly, these financial assets are reported as Level 3.

(3) The value of warrants, where the underlying security is traded on a national securities exchange, is based upon the value of the stated market price of the underlying security in excess of the exercise price of the warrant. These warrants are generally classified within Level 2 of the fair value hierarchy. Non-exchange traded warrants are generally classified within Level 3 of the fair value hierarchy and are measured using the Black-Scholes model with key inputs impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date.

(4) Limited partnerships are valued using the month-end NAV, based on its proportionate share of the limited partnership's NAV as recorded in the limited partnership's financial statements. The limited partnership's NAV is based on the fair value of its underlying securities and other assets less liabilities. These assets are reported as Level 2. For Limited Partnership investments and Limited Liability Company interests that are not valued using NAV, the fair value is determined using either valuations provided by the General Partner/ Manager-Member or prescribed market and income approaches as described in ASC 820.

Limited Investment Partnership/Limited Liability Company Redemptions

	Fair Value (in millions)	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Equity long/short hedge funds (1)	$ 4,530	$ -	Quarterly	65 days
Private equity funds (2)	4,551	4,397		
Total	$ 9,081	$ 4,397		

(1) The equity long/short hedge fund category includes an investment in a hedge fund that invests in both long and short positions primarily in U.S. equities.

(2) The private equity funds category includes investments in limited partnerships and limited liability companies each with various investing strategies. Withdrawals are not permitted in this category. Distributions will be received as the underlying investments are liquidated.

3. EMPLOYEE BENEFIT PLANS

The Company participates with Allen & Company Incorporated ("ACI"), which is a member of Allen Operations LLC, in a qualified, noncontributory defined benefit pension plan (the "Plan") that provides retirement benefits to the majority of its eligible employees on the basis of years of service and compensation level during the last ten years of employment. The Company's policy is to fund the minimum level required under the Employee Retirement Income Security Act of 1974 ("ERISA"), to the extent the contributions will be tax deductible.

The Plan's investment policy is to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with appropriate levels of risk, and comply with the ERISA by investing the funds in a manner consistent with ERISA's fiduciary standards.

The Company also participates with ACI in an unfunded contributory defined benefit retiree medical benefits plan that provides medical benefits to eligible employees who retire directly from the Company after age 55 with more than ten years of service. The Company pays for benefits under this plan on a pay-as-you-go basis.

Effective January 1, 2009, the Company modified the pension and postretirement medical benefits plans, thereby, preventing all employees hired or re-hired on or after January 1, 2009, from participating in either plan.

The following table provides the plans' benefit obligation, fair value of plan assets and the net periodic benefit cost relating to the Company recognized for the year ended December 31, 2011, and the Company's funded status as of December 31, 2011:

	Pension Benefits	Medical Benefits
Benefit obligation	$ 41,369	$ 16,840
Fair value of plan assets	27,768	-
Unfunded status	$ (13,601)	$ (16,840)
Benefit cost	$ 1,376	$ 1,287
Employer contributions	1,170	72
Participant contributions	-	17
Benefits paid	(422)	(89)

Amounts recognized in the consolidated statement of financial condition consist of the following:

	Pension Benefits	Medical Benefits
Total liability	$ (13,601)	$ (16,840)

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits	Medical Benefits
Prior service cost (benefit)	$ 6	$ (577)
Net loss	12,259	2,518
Net amount recognized	$ 12,265	$ 1,941

The accumulated benefit obligation for the defined benefit pension plan was $37,593 at December 31, 2011. The change in minimum liability debited to other comprehensive loss for the pension plan for the year ended December 31, 2011, is $3,441. The change in minimum liability debited to other comprehensive loss for the medical plan for the year ended December 31, 2011 is $492. The Company expects to contribute $1,734 to its pension plan and $194 to its medical plan in 2012.

Amounts expected to be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year:

	Pension Benefits	Medical Benefits
Expected amortization of prior service credit	$ 1	$ (72)
Expected amortization of net loss	596	59

Weighted-average assumptions used to determine benefit obligations at December 31, 2011, are as follows:

	Pension Benefits	Medical Benefits
Discount rate	4.50 %	4.50 %
Rate of compensation increase	4.00 %	4.00 %

Weighted-average assumptions used to determine the net periodic cost at the beginning of the period ended December 31, 2011, are as follows:

	Pension Benefits	Medical Benefits
Discount rate	5.00 %	5.00 %
Expected long-term return on plan assets	5.50 %	N/A
Rate of compensation increase	4.00 %	4.00 %

For measurement purposes, a 11.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2011 decreasing to 5% for 2019 and beyond.

The Company's pension plan weighted-average asset allocation, by asset category, at December 31, 2011, is as follows:

Asset Category	Target Allocation	Plan Assets
Equity securities	50% +/- 5%	48.0 %
Debt securities	50% +/- 5%	48.0
Money market securities	5% +/- 5%	4.0
Total		100.0 %

The expected long-term rate of return for the Plan's assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation of each class. Based on respective market indices, over the long-term, equity securities are expected to return 7%–9%, debt securities are expected to return 2%-4%%, and money market securities are expected to return 0%–1%. The pension committee regularly monitors investment performance and target allocation ranges, and has discretion to make changes as deemed appropriate.

The following benefit payments, which reflect expected future service, are expected to be paid:

Years Ending December 31	Pension Benefits	Medical Benefits
2012	$ 820	$ 194
2013	908	257
2014	997	312
2015	1,113	357
2016	1,278	421
2017–2021	8,148	3,138

The following table presents the Plan's financial instruments that are carried at fair value as of December 31, 2011. Refer to Note 2 for a discussion of valuation methodologies used to measure the fair value of plan assets.

	Plan Assets at Fair Value			
Type of Instrument	**Level 1**	**Level 2**	**Level 3**	**Total**
Common stock	$ 3,452	$ -	$ -	$ 3,452
Corporate bonds (1)	-	3,678	6	3,684
Government bonds (2)	-	157	-	157
U.S. Government agency bonds (3)	-	168	-	168
Municipal bonds (4)	-	571	-	571
Common collective trusts (5)	-	1,223	-	1,223
Mutual funds	8,009	-	-	8,009
Limited partnerships (6)	-	-	1,946	1,946
Asset backed securities (7)	-	435	-	435
Treasuries (8)	-	2,022	-	2,022
Mortgage backed securities (9)	-	6,240	-	6,240
Other securities (10)	-	1	-	1
Total investments	$ 11,461	$ 14,495	$ 1,952	$ 27,908

(1) Corporate bonds are valued using a compilation of observable market information or broker quotes based on yields, spreads, and reported trades and other information available on comparable securities of issuers with similar credit ratings.

(2) Government obligations are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, treasury or floating index benchmarks, cash flows, and prepayment speeds

(3) U.S. Government agency obligations are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, treasury or floating index benchmarks, cash flows, and prepayment speeds

(4) State and municipal securities are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, sector curves, rating updates, prepayment schedules, material events and reported changes.

(5) Common collective trusts are valued using the daily NAV, based on the fair value of the underlying securities.

(6) Limited partnerships are valued using the month-end NAV, based on its proportionate share of the limited partnership's NAV as recorded in the limited partnership's financial statements. The limited partnership's NAV is based on the fair value of its underlying securities and other assets less liabilities.

(7) Asset backed securities are valued using a compilation of observable market information or broker quotes based on yields, spreads, swap curves, yield to worst convention, prepayment speeds, cash flows, rating updates, collateral performance and collateral type.

(8) Treasuries are valued using a compilation of observable market information or broker quotes based on yields, spreads, reported trades, treasury or floating index benchmarks.

(9) Mortgage backed securities are valued using a compilation of observable market information or broker quotes based on yields, spreads, swap curves, IO/PO strips or floating index, yield to worst convention, prepayment speeds, cash flows, rating updates, collateral performance and collateral type.

(10) Other securities are valued using traded or evaluated prices which rely on benchmark yields, base spreads, and yield to maturity.

Limited Investment Partnership Redemptions – The Plan has an investment in a Limited Partnership which is value at NAV. This investment can be withdrawn by the Plan at NAV within 180 days of the measurement date, with at least 75 days written notice.

The Company also has a non-contributory defined contribution 401(k) plan in which all eligible employees of the Company are immediately enrolled upon being hired. Participants may contribute up to 100% of gross wages on a before-tax basis, limited to a maximum amount in any calendar year, as adjusted annually pursuant to Section 402(g) of the Internal Revenue Code. All costs of administering the plan are borne by the Company.

Effective January 1, 2009, the Company instituted a contribution matching program as part of the 401(k) plan, which is applicable to all eligible employees who were hired or re-hired on or after January 1, 2009.

4. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740 which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended December 31, 2011, or prior periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

The Member has elected to be taxed as a partnership for income tax purposes. Therefore the Company has no Federal or state income tax liability. The Federal and state income tax liability is paid by members of the Member.

The Member is subject to New York City Unincorporated Business Tax ("UBT") on net taxable income. The Company has been allocated UBT for financial statement purposes based on its net taxable income. The major sources of temporary differences for which a deferred tax asset of $1,126 has been recorded are post-retirement benefits, unrealized gains and losses, and difference in tax bases of partnership investments.

ACAL is subject to UK corporation income tax on net taxable income.

5. RELATED PARTY TRANSACTIONS

Substantially all of the receivables from affiliates relates to amounts due from the Member in connection with disbursements made on its behalf. Payables to affiliates primarily represent amounts collected on behalf of affiliates.

6. COMMITMENTS AND CONTINGENCIES

Lease Obligations — The Company's future minimum rental payments required under leases for New York office space and London office space that have remaining non-cancelable terms of one year or more at December 31, 2011, which expire July 31, 2017, and November 23, 2014, respectively, are presented below:

Years Ending December 31	Total
2012	$ 4,423
2013	4,495
2014	4,127
2015	3,851
2016	3,851
2017 and thereafter	2,246
Total	$ 22,993

The leases contain provisions for escalation based on certain increases in costs incurred by the lessor.

Unfunded Commitment and Letter of Credit – The Company has an unfunded commitment to an investment which is secured by a $1,826 letter of credit with a well-recognized financial institution, which expires November 16, 2012. The letter of credit is collateralized with a money market fund held at that financial institution. At December 31, 2011, the Company had total unfunded commitments to various private companies in the amount of $2,026.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Requirements of Rule 15c3-1 ("the Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital of the greater of 2 percent of Aggregate Debits or $250 as defined by the Rule. The Company has elected to use the alternative method permitted by the Rule. At December 31, 2011, the Company had net capital of $78,285, which was $78,035 in excess of the minimum required net capital of $250.

8. SUBSEQUENT EVENTS

Subsequent to December 31, 2011, the Company made distributions to its Member amounting to $13,839.

Subsequent to December 31, 2011, the Company engaged a new actuarial firm to provide actuarial and administrative services related to the pension and postretirement benefit plans. The new actuaries will work concurrently with the previous actuaries to facilitate the transfer of services and information.

Management has considered the effects of events occurring after the date of the Company's consolidated financial statements thru the dates the financial statements were issued.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2012

Allen & Company LLC
711 Fifth Avenue
New York, New York 10022

In planning and performing our audit of the consolidated financial statements of Allen & Company LLC and subsidiary (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012, and such report expressed an unqualified opinion on those consolidated financial statements) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP